UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item

1. Information on capital stake of Telco S.p.A.

NORTEL INVERSORA S.A.

Buenos Aires, June 16, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Information on capital stake of Telco S.p.A.

I am writing you as As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”) to attach a copy of the press releases that Mediobanca S.p.A.and Intesa SanPaolo S.p.A, have issued today in relation to their holdings in the capital stake of Telco S.p.A which holds a capital stake of 22.4% of the voting share capital of Telecom Italia S.p.A. Telecom Italia S.p.A. is the indirect controlling company of Nortel.

The referred press releases give notice that Mediobanca S.p.A and Intesa SanPaolo S.p.A have exercised their rights to request the demerger of Telco S.p.A under the terms and conditions permitted under their respective shareholders´ agreement. The execution remains conditional upon obtaining the requisite clearances from the relevant authorities.

Additionally, Assicurazioni Generali S.p.A, which also holds a capital stake in Telco S.p.A, has notified the market that “it mandated the CEO of the Group to define the exact procedure to implement the exit of this company”.

Sincerely,

/s/ María Blanco Salgado

Officer in Charge of Market Relations

PRESS RELEASE

INTESA SANPAOLO: TELCO

Turin - Milan, June 16th 2014 – Today, the first date available in the time window specified under the terms of the Telco shareholders’ agreement, Intesa Sanpaolo has exercised its right to request the demerger of Telco, the execution of which is conditional upon obtaining the required clearances from relevant authorities.

Intesa Sanpaolo currently holds approximately 7.3% of Telco’s share capital. Following the latter’s demerger, the Bank will own a direct shareholding in Telecom Italia, as a result of its pro-quota portion, equal to approximately 1.6% of the Telecom Italia ordinary share capital.

Based on the closing price of the Telecom Italia ordinary share on Friday, June 13th 2014, the Intesa Sanpaolo stake in Telecom Italia would generate an unrealised capital gain, before tax, equal to approximately 35 million euro.

Investor Relations +39.02.87943180 Investor.relations@intesasanpaolo.com	Media Relations +39.02.87963531 stampa@intesasanpaolo.com

Group.intesasanpaolo.com

Press Release

Exit from Telco investment continues, within planned timeframe

Right to request demerger exercised; 1.6% stake in TI directly allocated

Further benefits expected, in terms of profits from subsequent sale

Mediobanca hereby gives notice that of today, the first date available in the time window provided for contractually, it has exercised its right to request the demerger of Telco permitted under the terms of the shareholders’ agreement, execution of which remains conditional upon obtaining the requisite clearances from the relevant authorities.

This exercise is the natural next step in the process of exiting the Bank’s investment in Telecom Italia, announced in June last year when the guidelines of Mediobanca’s 2014/16 strategic plan were unveiled, and launched on 24 September with the reduction in the Telco stake from 11.6% to 7.3% (i.e. from 2.6% to 1.6% of the ordinary share capital of Telecom Italia on a look-through basis). Since September 2013 the Telecom Italia share price has risen 65%, compared with 13% for the European TLC sector and 23% by the Mibtel index. The transaction is part of the wider process of reducing the Bank’s equity exposure, which is an integral part of the guidelines of the 2014/16 strategic plan.

Based on current Telecom Italia stock market prices, the unrealized gain due on the investment amounts to approx. €110m, in addition to the €67m gain booked in the first half of the current financial year.

Milan, 16 June 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 16, 2014	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations